    Exhibit 4.2

DESCRIPTION OF MDC PARTNERS INC.’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
MDC Partners Inc.’s (“MDC,” the “Company,” “we,” “our” and “us”) Class A Subordinate Voting Shares, no par value (“Class A Shares”) are listed on the NASDAQ under the symbol “MDCA”. As of the date of this filing, MDC is authorized to issue an unlimited number of Class A Shares. The transfer agent and registrar for the Class A Shares is AST Trust Company.
The following summary is not complete. You should refer to the applicable provision of MDC’s articles of amalgamation, as amended, and bylaws, each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.2 is a part, and to the applicable provisions of the Canada Business Corporations Act for a complete statement of the terms and rights of our Class A Shares.

Voting Rights

The holders of the Class A Shares are entitled to one vote in respect of each Class A Share held in connection with each matter to be acted upon at the annual meeting of the Company’s shareholders. Approximately 99.9% of the aggregate voting rights attached to the issued and outstanding shares of MDC are represented by the Class A Shares. Generally, all matters to be voted on by shareholders must be approved by a majority, or, in the case of the election of directors, by a plurality, of the votes entitled to be cast at a meeting. A quorum for transaction of business is not less than 33 1/3% of the shares entitled to vote at such meeting, represented either in person or by proxy.
Dividend Practice
The payment of any dividends will be at the discretion of the Board and will depend upon limitations contained in our credit agreement, the indenture governing the $900 million aggregate principal amount of 7.50% notes due 2024, future earnings, capital requirements, our general financial condition and general business conditions.
Conversion and Other Rights
MDC’s articles of amalgamation contain provisions providing that, in the event an offer is made to purchase Class B Shares, no par value (“Class B Shares”), which must, by reason of applicable securities legislation or the requirements of a stock exchange on which the Class B Shares are listed, be made to all or substantially all of the Class B Shares, and which offer is not made on identical terms, as to price per share and percentage of outstanding shares, to purchase the Class A Shares, the holders of Class A Shares shall have the right to convert such shares into Class B Shares in certain specified instances.
The Class B Shares are convertible at any time at the option of the holder into one Class A Share for each Class B Share.
The holders of Class A Shares are entitled to receive equally with the holders of our Class B Shares, after providing for preferential payment of the amounts required to be paid under and in respect of any preference shares ranking in priority, any property that is distributed to the Company’s shareholders (including any distribution of assets on any liquidation, dissolution or winding up, whether voluntary or involuntary, or other distribution of assets among shareholders for the purpose of winding up the MDC’s affairs).
Holders of Class A Shares have no preemptive rights. There are no redemption or sinking fund provisions applicable to the Class A Shares.

Holders that are control persons may be restricted in the manner by which they may trade in securities of MDC.